Supplement filed pursuant to Rule 253(g)(2)

File No. 024- 12337

SUPPLEMENT NO. [8] DATED FEBRUARY 13, 2026

TO OFFERING CIRCULAR DATED DECEMBER 4, 2023

DOC.COM INC.

NASDAQ “DOCC”

This document supplements, and should be read in conjunction with, the Offering Circular dated December 4, 2023, of DOC.COM INC. (the “Company”). Capitalized terms used in this supplement have the same meanings as set forth in the Offering Circular.

The Termination Date having passed, the offering of Common Stock made by and pursuant to the Offering Circular has terminated. The Company intends to file with the SEC an Exit Report on Form 1-Z under Regulation A. The Company’s pending application to list the Common Stock on the Nasdaq stock exchange remains in process.